UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Zeo Energy Corp.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	7625 Little Rd, Suite 200A
City, State and Zip Code	New Port Richey, FL 34654

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zeo Energy Corp. (the “Company”) is unable to file its Form 10-Q for the quarterly period ended June 30, 2024 within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

As reported in the Company’s Item 4.02 Current Report on Form 8-K (the “Non-Reliance 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2024, the Audit Committee of the Company, after consultation with the Company’s management, who consulted with the Company’s independent registered public accounting firm, Grant Thornton LLP, concluded that (i) the Company’s previously issued financial statements for the fiscal year ended December 31, 2023 included in the Company’s Form 8-K as filed with SEC on March 20, 2024 and as amended on March 25, 2024 (the “Form 8-K”); (ii) the Company’s unaudited interim financial statements for three months ended March 31, 2024 included in the Quarterly Report on Form 10-Q as filed with the SEC on May 16, 2024; and (iii) the financial statements noted in items (i) and (ii) above included in the Company’s Registration Statement on Form S-1, which was declared effective by the SEC on May 31, 2024, should no longer be relied upon due to certain misstatements described in the Non-Reliance 8-K.

The Company intends to correct such misstatements in an amendment to (i) the Form 8-K (the “Amended Form 8-K”), (ii) the Form 10-Q (the “Amended Form 10-Q”), and (iii) the Form S-1. The Company expects to file with the SEC the Amended Form 8-K and the Amended Form 10-Q on or prior to Monday, August 19, 2024.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy Bridgewater	(727)	375-9375
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

●	Revenue decreased to approximately $34.6 million for the six months ended June 30, 2024 from approximately $48.8 million for the six months ended June 30, 2023.

●	Total operating expenses decreased to approximately $38.5 million for the six months ended June 30, 2024 from approximately $46.4 million for the six months ended June 30, 2023.

●	Net income for the company decreased to a net loss of $3.2 million for the six months June 30, 2024 from net income of approximately $2.4 million for the six months ended June 30, 2023.

Zeo Energy Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Timothy Bridgewater
Timothy Bridgewater
Chief Executive Officer and Chief Financial Officer

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